Filed Pursuant to Rule 433
Registration No. 333-140871

September 24, 2007

Free Writing Prospectus

(To Prospectus dated

February 23, 2007 and

Prospectus Supplements

dated September 24, 2007)

Standard Pacific Corp. Prices Offering of $100 Million of Convertible Senior Subordinated Notes Due 2012 and Enters Into Convertible Note Hedge Transactions and Share Lending Agreement.

IRVINE, Calif., Sept. 24, 2007 – Stephen J. Scarborough, Chairman, Chief Executive Officer and President of Standard Pacific Corp. (NYSE: SPF), today announced the pricing of the previously announced public offering of the Company’s $100 million aggregate principal amount of 6.0% convertible senior subordinated notes due 2012. The Company has also granted to the underwriters of the offering an option to purchase up to an additional $15 million aggregate principal amount of notes solely to cover over-allotments. Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and J.P. Morgan Securities Inc. are acting as joint bookrunning managers for the convertible notes offering.

The notes will bear interest at a rate of 6.0% per year, payable on April 1 and October 1 of each year, beginning on April 1, 2008. The notes will mature on October 1, 2012. Each holder of the notes may require that the Company repurchase all or a portion of the holder’s notes if the Company is involved in certain types of corporate transactions or other events constituting a fundamental change. Any repurchase upon a fundamental change will be paid in cash, in an amount paid equal to 100 percent of the principal amount of the repurchased notes plus accrued and unpaid interest.

The notes will be convertible, under certain circumstances, at the holder’s option, at an initial conversion rate of 114.2857 shares of the Company’s common stock per $1,000 principal amount of notes (or an initial conversion price of approximately $8.75 per share of common stock, representing a 24.11% conversion premium based on the closing price of $7.05 per share of the Company’s common stock on September 24, 2007), payable in common stock, cash or a combination of stock and cash, at the Company’s election. The conversion rate and the conversion price will be subject to adjustment in some events.

The notes will be guaranteed on a senior subordinated unsecured basis by the Company’s subsidiaries that have guaranteed the Company’s existing senior debt and senior subordinated notes. The notes will be general senior subordinated obligations of the Company and the subsidiary guarantors.

In connection with the notes offering, the Company entered into convertible note hedge transactions with certain counterparties that are affiliates of certain of the underwriters of the notes offering. These convertible note hedge transactions are intended to reduce the potential dilution to the holders of the Company’s common stock upon conversion of the notes. These transactions will generally have the effect of increasing the effective conversion price of the notes for the Company, subject to certain exceptions, to approximately $10.85 per share, representing a 53.9% premium based on the closing price of $7.05 per share of the Company’s common stock on September 24, 2007. The convertible note hedge transactions are separate transactions, entered into by the Company with the hedge counterparties, for the benefit of the Company. Holders of the notes will not have any rights with respect to the convertible note hedge transactions.

In connection with establishing the initial hedge of the convertible note hedge transactions, the relevant counterparties or their affiliates expect to enter into various derivative transactions with respect to our common stock concurrently with or shortly after the pricing of the notes. These activities could have the effect of increasing or preventing a decline in the price of our common stock concurrently with or shortly after the pricing of the notes.

The Company intends to apply approximately $9.12 million, or $10.49 million if the underwriters exercise their over-allotment option in full, of the net proceeds of the notes offering to pay the cost of the convertible note hedge transactions. The Company intends to use the remaining proceeds to repay a portion of the outstanding indebtedness under its revolving credit facility.

Concurrently with the offering of the notes and the convertible note hedge transactions, the Company entered into a share lending agreement with an affiliate of Credit Suisse, pursuant to which the Company will lend 7,839,809 shares of its common stock to such affiliate. Under the share lending agreement, the share borrower will offer and sell the borrowed shares in a registered public offering and will use the short position resulting from the sale of such shares to facilitate the establishment of hedge positions by investors in the notes offered. Such affiliate of Credit Suisse will receive all of the proceeds from the sale of the borrowed shares. The Company will not receive any of the proceeds from such sales, but will receive a nominal lending fee from the share borrower. The share lending agreement will terminate if the offering of the convertible notes offering is not completed.

While the borrowed shares will be considered issued and outstanding for corporate law purposes, the Company believes that under U.S. generally accepted accounting principles currently in effect, the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share because the shares lent pursuant to the share lending agreement must be returned to the Company on or about October 1, 2012, or earlier in certain circumstances.

Closing of the public offerings of the notes and the shares is expected to occur on September 28, 2007 and will be subject to the satisfaction of various customary closing conditions.

The Company has filed preliminary prospectus supplements with the Securities and Exchange Commission (“SEC”) relating to the public offering of the convertible notes and the public offering of the shares borrowed under the share lending agreement.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Standard Pacific has filed a registration statement (including a prospectus and prospectus supplements) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (including the prospectus supplements) in that registration statement and other documents Standard Pacific has filed with the SEC for more complete information about Standard Pacific and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Standard Pacific, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and applicable prospectus supplement if you request them by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037, Banc of America Securities LLC toll free at 1-800-294-1322, or JPMorgan Securities Inc. toll free at 1-866-430-0686.

Standard Pacific, one of the nation’s largest homebuilders, has built homes for more than 98,000 families during its 41-year history. The Company constructs homes within a wide range of price and size targeting a broad range of homebuyers. Standard Pacific operates in many of the largest housing markets in the country with operations in major metropolitan areas in California, Florida, Arizona, the Carolinas, Texas, Colorado, and Nevada. The Company provides mortgage financing and title services to its homebuyers through its subsidiaries and joint ventures, Standard Pacific Mortgage, SPH Home Mortgage, Home First Funding, Universal Land Title of South Florida and SPH Title.

This news release contains forward-looking statements, including statements regarding the offering, the intended use of the net proceeds from the offering, the effect of the note hedge transactions, and the belief that the borrowed shares will not be considered outstanding for the purpose of computing and reporting earnings per share. These forward-looking statements involve risks and uncertainties, including that none of the proposed transactions will be completed. Factors that could cause actual events to differ materially from those predicted in such forward-looking statements include market conditions, potential fluctuations in the Company’s stock price, management’s broad discretion over the use of the net proceeds of the offering, or changes in U.S. generally accepted accounting principles or in their interpretation. For a discussion of certain of the risks, uncertainties and other factors affecting the statements contained in this news release, see the Company’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.